

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
Thomas W. Horton
President and Chief Executive Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, TX 761555

> **Re: AMR Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 3, 2013**
> **File No. 333-187933**

Dear Mr. Horton:

We have reviewed your responses to the comments in our letter dated May 24, 2013 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Regulatory Approvals Required for the Merger, page 102

1. We note your response to our prior comment 6. Please address in a risk factor any risks related to FAA approvals required in connection with integration of American and US Airways after the Closing.

Exhibit 8.1

2. We note your response to our prior comment 12. Please remove any limitation on reliance, as found in the first sentence of the last paragraph. Similarly, revise the first sentence in the last paragraph in the Exhibit 8.2 opinion.

Thomas W. Horton
AMR Corporation
June 6, 2013
Page 2

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

Cc: <u>Via E-mail</u>
        Thomas A. Roberts
        Weil Gotshal & Manges LLP